UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

CLEARWATER ACQUISITION I, INC.

(Offeror)

COLEMAN CABLE, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.51 PAR VALUE

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Richard N. Burger

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

James J. Junewicz, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,200,693.60	$5,364.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value was determined based upon the product of (i) 6,416,763 shares of common stock of the subject company, other than those shares owned by Coleman Cable, Inc., Clearwater Acquisition I, Inc. and their affiliates, and (ii) $7.20 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,364.00	Filing Parties:	Coleman Cable, Inc. and Clearwater Acquisition I, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2011 (as amended and supplemented, the “Schedule TO”) by Coleman Cable, Inc., a Delaware corporation (“Coleman”), and Clearwater Acquisition I, Inc., a Florida corporation and a wholly owned subsidiary of Coleman (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.51 per share (together with the associated stock purchase rights, the “Shares”), of Technology Research Corporation, a Florida corporation (“TRC”), that are not already owned by Coleman, the Purchaser or their affiliates at $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 3. Identity and Background of Filing Person.

The following paragraph is hereby added to the end of Section 9 (Certain Information Concerning the Purchaser and Coleman) of the Offer to Purchase:

“None of Coleman or the Purchaser has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.”

Item 12. Exhibits.

Item 12 to the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)*	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11CA003568)).

(b)(1)*	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)*	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)*	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)*	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011

COLEMAN CABLE, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

CLEARWATER ACQUISITION I, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)*	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11CA003568)).

(b)(1)*	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)*	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)*	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)*	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.